Matthew A. Swendiman Direct:513.629.2750 mswendiman@graydon.com	January 29, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, DC 20549

RE:
360 Funds (the “Trust”) (File Nos. 811-21726 and 333-123290) on behalf of the Foundry Micro Cap Value Fund and Foundry Small Cap Value Fund (each a “Fund” and collectively, the “Funds”), the proposed new series of the Trust

Ladies and Gentlemen:

At the request of Ms. Deborah O’Neal-Johnson of the Division of Investment Management, we are submitting this letter on behalf of our client, the Trust, to the Securities and Exchange Commission (the “Commission”) as correspondence.  This letter contains the Trust’s response to oral comments received from Ms. O’Neal-Johnson on December 18, 2013 and January 16, 2014 in connection with the review of Post-Effective Amendment No. 22 under the Securities Act of 1933, as amended, and Amendment No. 24 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”), to the Trust’s Registration Statement on Form N-1A, filed electronically on November 15, 2013.  Set forth below is a summary of the comments received from Ms. O’Neal-Johnson and the Trust’s responses thereto.

FOUNDRY MICRO CAP VALUE FUND
FOUNDRY SMALL CAP VALUE FUND

Summary and Statutory Prospectuses (together, the “Prospectus”) – Part A

1.           Comment:  Within the fee table, please remove the language within the parenthetical discussing the Maximum Deferred Sales Charge, as it is unnecessary.

Response:  The Trust has revised the disclosure as you have requested on pages 1 and 6 of the Prospectus.

2.           Comment:  Please confirm that neither Fund has a principal investment strategy to invest in other investment companies.

Response:  Neither Fund has a principal investment strategy to invest in other investment companies. The Trust has removed the principal investment risk disclosure regarding investment in other investment companies and exchange traded funds from the Prospectus.

U.S. Securities and Exchange Commission
January 29, 2014

3.           Comment:  Within the fee table, remove the line items entitled “Fee Waivers and Expense Reimbursements” and “Net Expenses (after fee reimbursements)” where there are no such waivers, as the added lines potentially create shareholder confusion. Please also remove the corresponding footnote.

Response:  The Trust has revised the disclosure as you have requested on pages 1 and 4 of the Prospectus.

4.           Comment:  Please remove the second expense example for each Fund as the 90 day redemption fee does not impact expenses for the described periods.

Response:  The Trust has revised the disclosure as you have requested on pages 1 and 4 of the Prospectus.

5.           Comment:  Please clarify or remove the term “normalized earnings analysis.”

Response:  The Trust has revised the disclosure as you have requested on pages 1 and 4 of the Prospectus.

6.           Comment:  Please state that each Fund seeks to outperform its respective investment benchmark after fees.

Response:  The Trust has revised the disclosure as you have requested on pages 2 and 5 of the Prospectus.

7.           Comment:  Please review and confirm the principal investment risks presented for each Fund.

Response:  The Trust has reviewed and confirmed the principal investment risks for each Fund, and has revised the disclosure as you have requested and as required by Item 4(b) of Form N-1A.

8.           Comment:  Please clarify whether a description of the Fund’s policies and procedures with respect to the disclosure of its portfolio holdings is available on the Trust’s website in addition to within the Trust’s Statement of Additional Information.

Response:  The Trust does not currently have a website.

9.           Comment:  Please provide the range and average and median market capitalization for  each Fund’s respective investment benchmark.

Response:  The Trust has revised the disclosure as you have requested on pages 2, 5 and 7 of the Prospectus.

10.         Comment:  Please update the notice period to shareholders for changing a Fund’s investment objective from 30 to 60 days.

Response:  The Trust has revised the disclosure as you have requested on page 7 of the Prospectus.

U.S. Securities and Exchange Commission
January 29, 2014

11.         Comment:  The Staff made several comments regarding the presentation of the Adviser’s prior performance.

Response:  Management of the Funds chose to remove all references to the Adviser’s prior performance at this time.

Statement of Additional Information (the “SAI”) – Part B

1.           Comment:  Please confirm the address of Trust.

Response:  The address of the Trust is 4520 Main Street, Suite 1425, Kansas City, Missouri 64111. The address for each Trustee and each officer of the Trust has been updated to reflect the current address in the table beginning on page 22 of the SAI.

2.           Comment:  Please confirm that the Funds will not invest in other sector focused investment companies that could potentially cause the Funds to become concentrated in excess of the Fundamental Restrictions.

Response:  The Adviser has confirmed that the Funds will not invest in sector focused investment companies that will cause the Funds to become concentrated in excess of the Fundamental Restrictions.

Other Information – Part C

1.           Comment:  Please confirm the address of Trust.

Response:  The address of the Trust is 4520 Main Street, Suite 1425, Kansas City, Missouri 64111. The address for the Trust has been updated at Item 33 of Part C.

* * * * * * * * *

Notwithstanding the Staff’s comments, the Trust acknowledges that:

1.           Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, does not foreclose the Commission from taking any action with respect to the filing;

2.           The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.           The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission
January 29, 2014

If you should have any questions or comments regarding the foregoing, please contact the undersigned at (513) 629-2750. Thank you in advance for your consideration.

Very truly yours,

/s/ Matthew A. Swendiman

Matthew A. Swendiman,
On behalf of the 360 Funds

cc:	Ms. Deborah O’Neal-Johnson
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Mr. Randall Linscott
M3Sixty Administration, LLC
4520 Main Street
Suite 1425
Kansas City, MO 64111